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                          [ERNST & YOUNG LETTERHEAD]





                        Report of Independent Auditors

Arcadia Financial Ltd.
Board of Directors

We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Arcadia Financial Ltd. (the "Company") as of December 31, 1998 and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for the year then ended and have issued our report thereon dated January 25, 1999.

Our audit, referred to in the preceding paragraph, included procedures applied to the documents and records relating to the servicing of automobile installment contracts under certain pooling and servicing agreements and sale and servicing agreements, and procedures applied to the delinquency and loss statistics relating to the Company's portfolio of automobile installment contracts. These procedures were determined on the basis of our objective to issue an opinion on the financial statements referred to above taken as a whole. Because the procedures referred to in this paragraph and described below do not constitute an audit of the documents and records relating to the servicing of automobile installment contracts or the delinquency and loss statistics relating to the Company's portfolio of automobile installment contracts, we do not express an opinion on those documents, records or statistics.

Our procedures were as follows:

 DOCUMENTS AND RECORDS RELATING TO THE SERVICING OR AUTOMOBILE INSTALLMENT CONTRACTS UNDER POOLING AND SERVICING AGREEMENTS AND SALE AND SERVICING AGREEMENTS.

     1. Obtained the Static Pool Analysis and traced items on a test basis to the Finance Income Receivable valuation.

     2. Recalculated the weighted average original term and weighted average annual percentage rate for existing securitization trusts at December 31, 1998.

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     3.  For a sample of 50 automobile installment contracts, we obtained from the Company the payment history and compared the amount of the most recent payment to the corresponding amount in the Company's cash receipt records. Also, we recalculated the allocation of the payment to principal, interest, and other charges, if applicable. No exceptions were noted.

     4. Obtained the reconciliation of automobile installment contracts suspense accounts for a five day period subsequent to December 31, 1998 and observed that suspense items cleared in a timely manner.

     5. Recalculated the yield earned on automobile installment contracts based on the average loans held for sale balance during 1998. Compared the recalculated yield to the weighted average annual percentage yield of loans held for sale stated in the respective prospectuses for Arcadia Automobile Receivable Trusts 1998-A, 1998-B, 1998-C, 1997-D, and 1998-E.

     6. Determined the reasonableness of the annual service fee income by obtaining servicer's certificates and recalculating the reported amounts of service fees.

 DELINQUENCY AND LOSS STATISTICS RELATING TO THE COMPANY'S PORTFOLIO OF AUTOMOBILE INSTALLMENT CONTRACTS.

     1. Reviewed the methodology for constructing the cumulative default curves and compared the cumulative default curves at December 31, 1998 to historical default performance for reasonableness. Validated the dollar amount of the Company's loss for 30 loans used in developing the cumulative default curves to the Company's loan accounting system.

     2. Traced the recovery rates from the Detailed Sales Report for 1998 for six months to supporting detailed schedules of repossessed vehicle recovery amounts.

     3. For a sample of ten repossessed automobiles, we vouched vehicle sales to original documentation (original invoices or actual proceeds) judgmentally selected from detailed schedules of repossessed vehicle recovery amounts.

     4. Compared to current period's charge-offs, recoveries and allowance for credit losses (including the amount incorporated in the finance income receivable) as a percentage of automobile installment contracts serviced to the Company's historical experience.

     5. Assessed the reasonableness of recovery rate assumptions used by the Company at June 30, 1998 and December 31, 1998 based on the valuation of the remaining repossessed vehicle inventory as obtained from external sources.

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     6.  Assessed the reasonableness of the methodology and criteria for determining the allowance for credit losses (including the amount incorporated in the finance income receivable).

The results provided satisfactory evidential matter for the purpose of our audit of the financial statements, referred to in the introductory paragraph of this letter, taken as a whole.

We also performed certain agreed-upon procedures applied to the documents and records relating to the servicing of automobile installment contracts under certain pooling and servicing agreements, and sale and servicing agreements, and procedures applied to the delinquency and loss statistics relating to the Company's portfolio of automobile installment contracts in connection with agreed-upon procedures related to the securitization of automobile installment contracts during 1998.

The procedures we performed in connection with the issuance of agreed-upon procedures letters described in Attachment I were as follows:

 DOCUMENTS AND RECORDS RELATING TO THE SERVICING OF AUTOMOBILE INSTALLMENT CONTRACTS UNDER POOLING AND SERVICING AGREEMENTS AND SALE AND SERVICING AGREEMENTS.

 1. During 1998, we utilized an audit software application to analyze the following characteristics of loans in the Arcadia Automobile Receivable Trusts 1998-A, 1998-B, 1998-C, 1998-D, and 1998-E securitization.

     a. Recalculated the number of loans, total amount financed, aging of automobile installment contracts and compared the number and amount of delinquent loans to the Company's delinquency reports.

     b. Recalculated the weighted average interest rates on automobile contracts for each securitization pool.

     We refer to our letters issued in 1998, as detailed in Attachment I, that describe the additional procedures performed at that time.

 2. Relating to automobile installment contracts included in Arcadia Automobile Receivables Trusts 1998-A, 1998-B, 1998-C, 1998-D, and 1998-E and/or serving as collateral for warehouse facilities during 1998, we performed the following:

     a. Attempted to verbally confirm the original contract amount and monthly payment amount with the primary obligor for a sample of 1,084 automobile installment loans (related to automobile installment contracts included in Arcadia Receivables Trusts 1998-A, the preliminary receivables in 1998-B and collateral for warehouse facilities). Following is a summary of the confirmation results:

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           -  Confirmed without exception - 524 loans or 48%
           - Confirmed vehicle purchase, unsure of original contract amount or monthly payment amount - 63 loans or 6%
           - Unable to contact borrower, confirmed propriety of phone number through discussion with person answering telephone or directory assistance - 178 loans or 17%
           - Unable to contact borrower or confirm propriety of phone number through directory assistance - 319 loans or 29%

     b. Mailed positive confirmation letters in an attempt to confirm the primary obligor's original contract amount and monthly payment amount for the primary obligor for a sample of 550 loans that were booked during the months of February through December 1998.

           -  Confirmation returned without exception - 356 loans or 65%
           -  Confirmation returned with an exception - 20 loans or 3%
           -  Confirmation not returned - 174 loans or 32%

     c. For the automobile installment contracts identified in 2.b. above, where a confirmation was returned with an exception, we investigated the nature of the exception by vouching most recent payments received and by comparing the original contract amount and monthly payment amount to original documents. Three exceptions, relating to monthly payment amounts, were not resolved. All other exceptions were resolved.

 3. For a sample of 50 automobile installment contracts, we obtained from the Company the payment history and compared the amount of the most recent payment to the corresponding amount in the Company's cash receipt records. Also, we recalculated the allocation of the payment to principal, interest, and other charges, if applicable. No exceptions were noted.

 4. For a sample of 732 automobile installment contracts included in Arcadia Automobile Receivables Trusts 1998-A, 1998-B, 1998-C, 1998-D, and 1998-E, as referred to in 2.a. above, we obtained the loan files from the Company and noted documentation of approval, title and insurance. We noted 17 automobile installment contracts where there was a discrepancy between the loan file documentation and the information per the Random Loan List, 68 automobile installment contracts were not approved by the appropriate level of management based on the Company's approval matrix, one automobile installment contract did not have a title or application for title listing the Company as first lienholder, 17 automobile installment contracts did not have evidence of physical damage insurance listing the Company as loss payee and six automobile installment contracts where the description (new or used) of the financed vehicle contained in the signed note did not agree with the automobile description code per the Random Loan List.

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This report is intended solely for the use of specified users listed above and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes.

                                                 /s/ Ernst & Young LLP

January 25, 1999

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                                ATTACHMENT I


The following are the agreed-upon procedures letters issued in conjunction with the securitization of automobile installment contracts by Arcadia during 1998.


           SECURITIZATION           DATED OF LETTERS
           --------------           ----------------
               1998-A               March 11, 1998
                                    April 8, 1998
                                    April 22,1998
               1998-B               June 10, 1998
                                    July 9, 1998
                                    July 17, 1998
               1998-C               September 11, 1998
                                    October 9, 1998
                                    October 22, 1998
               1998-D               November 12, 1998
                                    December 1, 1998
               1998-E               December 11, 1998
                                    January 11, 1999